UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.    1  )*
                                            -------

                                    INSCI Corp.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45765T 10 6
 -------------------------------------------------------------------------------
                                 (Cusip Number)

                             Joseph A. Baratta, Esq.
                               Baratta & Goldstein
                                597 Fifth Avenue
                               New York, NY  10022
                                 (212) 750-9700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 17, 1996
          ------------------------------------------------------------
             (Date of Event which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45765T 10 6

_______________________________________________________________________________

1) NAME OF REPORTING PERSON: Information Management Technologies Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. Of ABOVE PERSON: 58-1722085
______________________________________________________________________________

2) Check the Appropriate Row if a Member of a Group (See Instructions)
     (a) _______________________________________________
     (b) _______________________________________________
________________________________________________________________________________

3) SEC Use Only
________________________________________________________________________________

4) Source of Funds (See Instructions):  Not applicable.
________________________________________________________________________________

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)   [X]
________________________________________________________________________________

6) Citizenship or Place or Organization: Delaware
________________________________________________________________________________

Number of      (7) Sole Voting Power:                                    789,667
              __________________________________________________________________
Shares Bene-   (8) Shared Voting Power:                           Not applicable
              __________________________________________________________________
ficially       (9) Sole Dispositive Power:                               789,667
              __________________________________________________________________
Owned by       (10) Shared Dispositive Power:                     Not applicable
Each Reporting
Person With
________________________________________________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 789,667
________________________________________________________________________________

12) Check Box if the Aggregate Amount in Row 11) Excludes Certain Shares (See Instructions): [ ]
________________________________________________________________________________

13) Percent of Class Represented by Amount in Row 11): 20%
________________________________________________________________________________

14) Type of Reporting Person (See Instructions):                              CO

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13D-2


                             INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the Common Stock, par value $.01 per share of INSCI Corp., ("INSCI") is filed by Information Management Technologies Corporation, a Delaware corporation (the "Reporting Person" or the "Company").

Item 1.   Security and Issuer.

   Title and Class of equity securities:     INSCI Corp., common stock $.01 par
                                             value

   Name and address of the principal
     executive offices of the Issuer:        INSCI Corp.
                                             2 Westborough Business Park
                                             Westborough, Massachusetts  01581
                                             (508) 870-4000



Item 2.   Identity and Background.

     (a)  Name: Information Management Technologies Corporation

     (b)  Residence or Business Address:     Principal place of business is
                                             located at 130 Cedar Street, New
                                             York, New York  10006

     (c)  Principal Business:                Information Management Technologies
                                             Corporation provides on site and
                                             off site outsourcing services to
                                             firms in the service sector.  These
                                             services include research report
                                             services, laser printing, global
                                             print on demand and distribution,
                                             legal duplication and facilities
                                             management services.

     (d)  Not applicable

     (e) On September 30, 1992, the Company and INSCI, the Company's then majority owned subsidiary reached an agreement with the Securities and Exchange Commission ("Commission") to conclude and settle the Commission's informal investigation of the Company and INSCI. The Company and INSCI, without






















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






          admitting or denying any of the allegations made by the Commission in its complaint, and without a trial or final adjudication of the allegations made in the Commission's complaint, consented to the entry of an order enjoining the Company and INSCI of future violations of certain provisions of the federal securities laws and the rules and regulations thereunder.

     (f)  Citizenship:             The Reporting Person is a Delaware
                                   corporation and licensed to business in the State of New York with its principal place of business located at 130 Cedar Street, New
                                   York, New York  10006.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person was the original majority shareholder in INSCI. Prior to the INSCI Corp., initial public offering, the Reporting Person owned approximately 96% of INSCI. Upon completion of the INSCI initial public offering in April 1994, the Reporting Person's ownership interest was approximately 58% of INSCI's outstanding common stock. The Reporting Person as of August 8, 1996 owned 1,375,667 shares of INSCI Common Stock. Effective September 17, 1996, the Reporting Person sold in a private sale 600,000 restricted shares of INSCI Common Stock at a sale price of $3.33 per share less sales commissions of $198,000 or an aggregate sale price of $1,800,000. Additionally, on September 17, 1996, the Reporting Person sold 20,000 restricted shares of INSCI Common Stock at a sale price of $4.25 per share or an aggregate sale price of $85,000. Subsequent to the September 17, 1996 private sales, the Reporting Person effectuated a private sale of 47,000 restricted shares of INSCI Common Stock at a sale price of $4.25 per share or an aggregate sale price of $199,750. The Reporting Person continues to own 789,667 shares of INSCI Common Stock.

Item 4.   Purpose of Transaction.

     (a)  Not applicable.

     (b)  Not applicable.

     (c) Net proceeds from sale to be used as working capital for the Reporting Person.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.























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






     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.


Item 5.   Interest in Securities of the Issuer.

     (a) Immediately preceding the private sales of restricted common stock reported herein, the aggregate number of shares of common stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 1,375,667 shares constituting approximately 35% of the outstanding common stock of the Issuer (based upon 3,955,701 shares of common stock outstanding as of July 24, 1996 pursuant to the definitive proxy report on Schedule 14A as filed with the Commission and additional information received from the Issuer).

          The aggregate number of shares of common stock which may be deemed to be beneficially owned by the Reporting Person on the date hereof is 789,667 shares, constituting approximately 20% of the outstanding common stock of the Issuer (based on 3,955,701 shares of common stock outstanding as of July 24, 1996 pursuant to the Issuer's definitive proxy report on Schedule 14A as filed with the Commission and additional information received from the Issuer.)

     (b) The Reporting Person has the sole power to vote and dispose of the remaining shares.


     (c) Except as specified herein, the Reporting Person has effected only the following transaction in the shares of common stock of the Issuer within the preceding sixty (60) days:

                         Type of             No. of
Date                     Transaction         Shares         Price/Share
----                     -----------         ------         -----------

August 5, 1996           Market Sale         56,000         $4.875
August 8, 1996           Private Sale        20,000         $4.25
September 17, 1996       Private Sale        600,000        $3.33
September 17, 1996       Private Sale        20,000         $4.25
September 24, 1996       Private Sale        47,000         $4.25

     (d)  Not applicable.

     (e)  Not applicable.























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










Item 6. Contracts, Arrangements, or Undertakings with respect to Securities of the Issuer.

          The President and Chief Financial Officer of the Reporting Person Mr. Joseph A. Gitto Jr. (and successors of the office of president) holds a voting proxy for all remaining shares owned by the Reporting Person in INSCI.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


                                /s/ Joseph A. Gitto
                              ----------------------------------------
                              JOSEPH A. GITTO, JR.
                              President, and Chief Financial
                              Officer Information Management
                              Technologies Corporation


Date: September 26, 1996